Interdyne Company
2 Flagstone Apt 425
Irvine, CA 92606-7674
Email: send2kit@yahoo.com

April 20, 2010

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U. S. Securities and Exchange Commission
Mail stop 3561
Washington, D.C. 20549
Attn: Mr. John Reynolds, Assistant Director

Re:	Interdyne Company
Amendment No. 2 to Form 10-K for Fiscal Year Ended June 30, 2009
Filed March 31, 2010
File No. 000-04454

Dear Mr. Reynolds:

Thank you for your letter dated April 14, 2010.

On the date of this letter, we have filed Amendment No. 3 to the Form 10-K for fiscal year ended June 30, 2009 and, in it, we have filed the following new certifications: Exhibit 31.1, Exhibit 31.2 and Exhibit 32.

We thank you for the work you are doing to help us comply with the applicable disclosure requirements.

Sincerely,

Kit H. Tan